U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

SEC File Number	811-3728

CUSIP Numbers:
644264-20-2 SER. 1
644264-30-1 SER. 2
644264-10-3 SER. 3
644264-40-0 SER. 4
644264-50-9 SER. 5
644264-60-8 SER. 6
644264-70-7 SER. 7
644264-80-6 SER. 8
644264-88-9 SER. 9
644264-87-1 SER. 10
644264-86-3 SER. 11
644264-85-5 SER. 12
644264-84-8 SER. 13
644264-83-0 SER. 14

NOTIFICATION OF LATE FILING
(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q [x] Form N-SAR

For Period Ended:  December 31, 1997

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -- Registrant Information

Full Name of Registrant:New England Zenith Fund

Former Name if Applicable
Address of Principal Executive Office (Street and Number)
399 Boylston Street
City, State and Zip Code
Boston, Mass. 02116

Part II - Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[ ](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x](b)The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

Our accounting staff (8) which prepares the Form(s) N-SAR is also currently involved in the preparation of annual reports, semi-annual reports, and prospectuses. Accordingly, given the Form's reporting requirements, its early file date and the total number of Funds and classes involved in the filings at this time (76), the registrant wishes to assure that all items are answered correctly and accurately. Therefore,the registrant requests relief pursuant to Rule 12b-25(b).


Part IV -- Other Information

(1)Name and telephone number of person to contact in regard to this notification

Scott D. Fitzhenry (617) 578-1485
(Name) (Area Code)Telephone Number

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state then reasons why a reasonable estimate of the results can not be made.

New England Zenith Fund
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the under- signed thereunto duly authorized.

Date:  2/25/98
By:  Scott D. Fitzhenry